UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 22, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Intellicheck Mobilisa, Inc.

File No. 005-57779 – CF #31990

Bonnie Ludlow and Nelson Ludlow submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Schedule 13D/A each filed on March 11, 2015 and March 12, 2015, respectively, relating to their beneficial ownership of common shares of Intellicheck Mobilisa, Inc.

Based on representations by Nelson Ludlow and Bonnie Ludlow that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following item will not be released to the public for the time period specified:

Item 6 through June 30, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary